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 TYPE:  SC 13D
 SEQUENCE:  1
 FILENAME:
 DESCRIPTION:  SCHEDULE 13D







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               ACTIVEWORLDS CORP.
         --------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    0504X207
                            ------------------------
                                 (CUSIP Number)


                 J.P. McCormick, c/o Activeworlds Corp.
          95 Parker Street, Newburyport, MA  01950 (978) 499-0222
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 29, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                                       1
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                                  SCHEDULE 13D

CUSIP No. 00504X207 ****                                 Page  1  of  4  Page
         -----------                                          ---    ---

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           J.P. McCormick       SS#

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                 No funds were expended by the reporting person.

                                       OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E) [    ]

                                 Not Applicable

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

--------------------------------------------------------------------------------

Number of               7          SOLE VOTING POWER
Shares Owned                       1,895,079 shares beneficially
By Each                            owned in the aggregate
Reporting
Person                  --------------------------------------------------------
With
                        8          SHARED VOTING POWER
                                   Not applicable


                                       2
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                        --------------------------------------------------------

                        9          SOLE DISPOSITIVE POWER
                                   1,895,079 shares beneficially
                                   owned in the aggregate

                        --------------------------------------------------------

                        10         SHARED DISPOSITIVE POWER
                                   Not applicable

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,895,079 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                    [       ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            22.0 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.
         -------------------

                   This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of ActiveWorlds Corp., a Delaware corporation, with its principal executive offices at 95 Parker Street, Newburyport, MA 01950.

Item 2.  Identity and Background.
         -----------------------

                   This Statement is being filed by J.P. McCormick, whose business address is 95 Parker Street, Newburyport, MA 01950 c/o Activeworlds Corp. Mr. McCormick is the Chief Financial Officer, Chairman and a director of Activeworlds Corp. During the last five years Mr. McCormick has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. McCormick is a citizen of the United States.


                                       3
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Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                   The transaction which requires filing of this statement was a sale by Mr. McCormick of 600,000 of common stock of Activeworlds Corp., to X3D Technologies, Inc., a Florida corporation. X3D Technologies purchased the shares for $90,000.000 in cash ($0.15 per share).

Item 4.  Purpose of Transaction.
         ----------------------

                   Except as described below, Mr. McCormick does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                   As of the Date of the Event which required the filing of this Statement, April 29, 2002, Mr. McCormick owned: 1,889,479 shares of ActiveWorlds.com, Inc. common stock and options to purchase 5,600 shares of ActiveWorlds.com, Inc. common stock, exercisable as of April 25, 2002, at an exercise price of $0.833 per share

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------

         None

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None


                                       4
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    May 6, 2002

                                                  /s/ J.P. McCormick
                                                  ------------------------
                                                  J.P. McCormick



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